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September 8, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Ed Bartz

Re:	Kayne Anderson Midstream/Energy Fund, Inc. (File No. 811-22467)
Kayne Anderson Energy Development Company (File No. 811-22435)
Responses to Comments on Preliminary Proxy Statement

Ladies and Gentlemen:

This letter responds to comments communicated telephonically by Mr. Ed Bartz to David Hearth of this firm on August 18, 2015, with respect to the combined preliminary proxy statement on Schedule 14A (the “Proxy Statement”) with respect to the funds named above (the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2015 (SEC Accession No. 0001193125-15-283410). A definitive proxy statement was filed with the Commission on August 26, 2015 (SEC Accession No. 0001193125-15-302822), which completed certain information missing in the preliminary proxy statement, provided various updates and made revisions intended to address comments from Mr. Bartz.

The Funds’ responses to comments from Mr. Bartz are reflected below. We have repeated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Proxy Statement, unless otherwise indicated.

Comment 1. Please add a sentence to state whether the advisory fees waived under the fee waiver agreement are subject to recoupment by the adviser in the future.

Response 1. Comment accepted. A sentence has been added, near the description of the fee waiver agreement, stating that fees waived under the fee waiver agreement are not subject to recoupment by the adviser.

Comment 2. The Commission staff takes the view that Rule 14a-4(d) adopted under the Securities Exchange Act of 1934, as amended, would prohibit either the proxyholder(s) from voting to adjourn a stockholders’ meeting, or the Chairman of a stockholder meeting from adjourning the meeting, for purposes of soliciting additional proxies unless expressly authorized by a separate proposal approved by the stockholders. Please add a separate stockholder proposal to authorize adjournment of the meeting for that purpose.

September 8, 2015

Response 2. Comment accepted. The Funds are organized as corporations under Maryland law. Although we have been advised by legal counsel in Maryland that the Chairman would be authorized to adjourn the meeting to solicit additional proxies, the Funds have added an additional stockholder proposal to authorize one or more adjournments for purposes of soliciting additional proxies if needed to constitute a quorum or to approve the applicable proposal to approve a new management agreement.

* * * * *

We also hereby provide the following statements on behalf of the Funds:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: KA Fund Advisors, LLC